SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Autolus Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

05280R100**

(CUSIP Number)

December 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents the right to receive one Ordinary Share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100

1.	Names of Reporting Persons Frazier Life Sciences Public Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,009,706 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,009,706 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,706 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.1% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,009,706 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,009,706 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,706 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.1% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,009,706 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,009,706 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,706 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.1% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

Consists of 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 720,951 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 720,951 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,951 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 720,951 Ordinary Shares held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 720,951 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 720,951 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,951 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 720,951 Ordinary Shares held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 720,951 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 720,951 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,951 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

Consists of 720,951 Ordinary Shares held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons James N. Topper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,730,657 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,730,657 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,657 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.1% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 720,951 Ordinary Shares held directly by Frazier Life Sciences X, L.P. and (ii) 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,730,657 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,730,657 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,657 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.1% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 720,951 Ordinary Shares held directly by Frazier Life Sciences X, L.P. and (ii) 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons Albert Cha
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,009,706 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,009,706 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,706 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.1% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

CUSIP No. 05280R100

1.	Names of Reporting Persons James Brush
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,009,706 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,009,706 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,706 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.1% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,009,706 Ordinary Shares held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on 72,918,994 Ordinary Shares outstanding on September 30, 2021 as set forth in the Issuer’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021, which was included as Exhibit A to the Issuer’s Form 6-K filed with the SEC on November 3, 2021.

Item	1(a). Name of Issuer: Autolus Therapeutics plc

Item	1(b). Address of Issuer’s Principal Executive Offices: The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom

Item	2(a). Name of Person Filing:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences X, L.P. (“FLS X”)

FHMLS X, L.P. (“FHMLS-X L.P.”)

FHMLS X, L.L.C. (“FHMLS-X LLC”)

Frazier Life Sciences Public Fund L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

Item	2(b). Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, Washington 98101

Item	2(c). Citizenship:

Entities:	FLS X	-	Delaware, U.S.A.
	FHMLS-X L.P.	-	Delaware, U.S.A.
	FHMLS-X LLC	-	Delaware, U.S.A.
	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen

Item	2(d). Title of Class of Securities: Ordinary Shares

Item	2(e). CUSIP Number: 05280R100*

* There is no CUSIP number assigned to the ordinary shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents the right to receive one Ordinary Share of the Issuer.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Each member of the group is identified on Exhibit A to this Schedule 13G.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021	FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	FHMLS X, L.P.
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	FRAZIER LIFE SCIENCES PUBLIC FUND L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2021	By:	*
James N. Topper

Date: December 17, 2021	By:	*
Patrick J. Heron

Date: December 17, 2021	By:	**
Albert Cha

Date: December 17, 2021	By:	**
James Brush

Date: December 17, 2021	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.
**	This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.

Exhibit Index

Exhibit A - Agreement regarding filing of joint Schedule 13G.